



02038466

P.E. 5-1-02

TELKOM

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-14406

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


RECEIVED
JUN 0 3 2002
PROCESSING
SECTION

For the month of May, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

PROCESSED
JUN 14 2002
THOMSON
FINANCIAL

Date May 29, 2002

By [signature]
(Signature)

Setiawan Sulistyono
Head of Investor Relations

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)

Japanese fans are more likely to have booked their tickets months ago on Internet-capable mobile phones, though they will still form orderly queues hours before kick-off.

Five hours before last Saturday's warm-up game between Japan and Sweden, a perfectly formed line of blue-clad Japan fans was snaking several kilometers through the streets of central Tokyo.

But close your eyes and you would barely know they were there, apart from some hushed chatter and the high-pitched bleeps from their mobile phones as they waited to enter the stadium.

Once inside, though, the reserve melts away and the 50,000 fans give full vent to their passion, belting out meticulously rehearsed chants in honor of top midfielder Hidetoshi Nakata and their other heroes from the kick-off to the final whistle.

The explanation — in Japan, there's a time and a place for everything.

Japanese who would no more dream of talking to a stranger than they would on train platforms.

At some point, most fans will have to negotiate the ubiquitous street vending machines, which also talk in between dispensing everything from beer to underwear.

White-gloved taxi drivers will apologize profusely and reduce the price if they take a wrong turn. One of the only things that irks them is if a passenger tries to slam the door shut — it closes automatically.

Negotiating the cultural pitfalls will require tact, subtlety and understanding — traits not always associated with football fans.

Take the Japanese tradition of getting naked together in a hot spring — an "onsen" — or a public bath — a "sento". What sounds like a simple way to wind down after a hard day at the stadium is in fact a minefield of potential gaffes.

Bathers must wash thoroughly before they get in the bath, first ensuring they don't end up in the wrong gender area, and woe betide anyone who tries to sneak a drink in with them.

AP/Lee Jin-man

PENGUIN GAMES: A group of South Korean girls watch penguins play a game of soccer in Seoul. The game was held on Tuesday to celebrate the 2002 FIFA World Cup, which starts on Friday in Seoul. The final game of the tournament will be held on May 31 in Yokohama, Japan.

Thailand is its final opponent.

"We are determined to beat the other three opponents before taking on Thailand in the final match on the closing day," Indonesian team's coach Syamsul Jais told a press conference here on Tuesday.

Center in Bogor, West Java.

The team, under the coaching duo of Syamsul and Australian Andrew Strugnell, was fielded in the recent Proliga professional volleyball league, in which it was pitted against its seniors.

to field for the starting lineup.

The team will lie its strength mainly on Dody Sumirat, Brian Alvianto, Muhammad Riviansyah, I Wayan Windu Segama, Joni Sugiatno, Rusli Hidayat and libero Lutfi Khairus Ansor.

Local boys to take part in W. Cup

The Jakarta Post
Jakarta

Indonesia may have failed to qualify for the 2002 World Cup, but the country will still be represented at the quadrennial event.

Four Indonesian boys will take part in the opening and closing ceremonies as part of the Players Escort Program. The program is the result of a cooperation between soccer's world governing body, FIFA, and the McDonald's chain of fast-food restaurants.

Azhim Firdaus and Muhammad Michael Killian, both from Jakarta, will take part in the opening ceremony in Seoul before the opening match of the tournament, between holder France and Senegal.

Adam Said Parwata of Pangkal Pinang, Bangka-Belitung, and Dwitya Harits Waskito of Bogor, West Java, will participate in the closing ceremony after the final match on June 30 in Yokohama, Japan.

They will join more than 1,400 other boys and girls from 10 countries, including cohosts Japan and South Korea, England, Ireland, Israel, New Zealand, Turkey and Uruguay.

"FIFA is providing children the chance to have direct involvement in the World Cup starting this year. Earlier, the event was deemed only for adults," McDonald's Indonesia general manager Koko Hadiono said in a written statement.

Before the opening ceremony, the children will meet with FIFA president Sepp Blatter, the chairman of the organizing committee for the Germany 2006 World Cup, Franz Beckenbauer, and South Korean actor Ahn Sung-ki.

"We deliberately picked the opening match and the final match, from a total of 64 matches, for the Indonesian escorts. Both matches will receive wider coverage," said McDonald's Indonesia community marketing manager Cepi S Husada.

World Cup magic spurs Japan's imported balls

Japanese imports of athletic balls soared 43.4 percent last year to 3.7 billion yen (US$30 million), spurred by the popularity of the World Cup finals, a customs official said in Tokyo Tuesday.

"There is no doubt that World Cup fever had an impact on the rise," said the official at Nagoya Customs, which released the data. The customs office did not give the ratio of soccer balls among overall ball imports.

But in Nagoya, central Japan, alone, soccer balls accounted for 50 percent of all its local ball imports, the official said.

Some 62 percent of the total nationwide ball imports passed through Shimizu port in Shizuoka, which is known as Japan's football kingdom.

China was the biggest provider of Japanese ball imports, followed by Thailand and Vietnam, the customs office said.

Starting from Friday, Japan and South Korea are co-hosting the month-long football extravaganza. —*AFP*

TELKOM

positive contribution of the Telkomsel Transaction, as a result of an increase in other income (charges) resulting from the gain on sale of investment in subsidiaries, as well as due to the positive contribution of the KSO I Unit and the KSO III Unit. The increase in pro forma net income is partially offset by an increase in the negative value of the minority interest in net income of subsidiaries as a result of the Telkomsel Transaction, as well as the negative contribution of AriaWest.

Principal Assumptions Underlying the Pro Forma Adjustments

The principal assumptions employed in developing the pro forma adjustments for the transactions as described are as follows:

a. The Pramindo Transaction

i. TELKOM will acquire from the selling shareholders 100% of the issued and paid-up ordinary shares of Pramindo for an aggregate purchase price of US$381,498,872, of which US$9,263,953 shall be paid on the share pledge release date and the remaining amount of US$372,234,919 shall be paid through promissory notes series I and II. For pro forma purposes, it is assumed that all of the issued and paid-up ordinary shares of Pramindo were acquired on January 1, 2001.

ii. The present value of the purchase price is US$338.8 million.

iii. The conversion rate used is Rp.9,338 to US$1, the average rate published by Reuters on April 19, 2001.

iv. The effect of the adjustment in respect of payment for the adjusted working capital of Pramindo is not reflected yet in the proforma since the information is not yet available.

b. The KSO I Unit

With TELKOM's acquisition of 100% interest in Pramindo, which is the investor in the KSO I Unit, the historical financial statement of the KSO I Unit have been included in the pro forma condensed consolidated financial statements.

c. The Telkomsel Transaction

SingTel Mobile will acquire from TELKOM 12.72% (23,223 shares) of the issued and paid up ordinary shares of Telkomsel for an aggregate purchase price of US$429 million, equivalent to Rp.4,187 billion. For the purpose of determining the pro forma accounting income on the sale of investment, the cost of the 12.72% ownership interest is determined using the weighted average method.

d. The AriaWest Transaction

i. TELKOM will acquire from Selling Shareholders 100% of the issued and paid-up ordinary shares of AriaWest for an aggregate purchase price of US$184,500,000 of which US$44,500,000 will be paid as initial payment, US$20,000,000 as the "settlement amount" will be paid at closing and the remaining amount of US$120,000,000 shall be paid through promissory notes.

ii. The present value of the purchase price is US$149,449,126.

iii. The conversion rate used is Rp.9,303 to US$ 1, the average rate published by Reuters on May 8, 2002.

e. The KSO III Unit

With the Company's acquisition of 100% interest in AriaWest, which is an investor in the KSO III Unit, the historical financial statements of the KSO III Unit have been included in the pro forma condensed consolidated financial statements.

f. Fair Value of Assets and Liabilities

In developing the pro forma adjustments for the Pramindo Transaction and the AriaWest Transaction, the fair values of identifiable assets and liabilities are not available as of the date of the compilation report. For pro forma purposes, the carrying amounts of the identifiable assets and liabilities are assumed to approximate the fair values. The excess of the purchase price over the fair value/carrying amounts of identifiable assets and liabilities is treated as intangible assets and is amortized over five years.

g. Taxation

In determining the tax basis of the gain on the Telkomsel Transaction, the cost of investment sold is determined using the specific identification method, that is the investment sold came from the most recent acquisition (i.e. part of the 35% acquired in the cross-ownership transaction in early 2001.)

For additional assumptions employed in developing the pro forma adjustments for the transactions, see note 2 of the pro forma condensed consolidated financial statements included in Appendix C to the Shareholders' Circular.

RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE BOARD OF COMMISSIONERS OF TELKOM

The Boards believe that the AriaWest Transaction is in the best interests of, and fair to, TELKOM and recommend that the Shareholders approve the AriaWest Transaction.

ADDITIONAL INFORMATION

Copies of the following documents are available for review in the Company's office, on every working day until the date of the EGM:

1. Circular to Shareholders of the Company;
2. Financial Audited Report of AriaWest for the years ended 31 December 2000 and 2001;
3. Valuation Report of AriaWest Transaction issued by PT BinaData Optima Tanubrata, in cooperation with Ruky & Rekan, dated May 8, 2002.

The Shareholders/proxies which will review the documents mentioned above, will be required to submit a copy of the Collective Share Certificate or evidence of Share ownership issued by KSEI or a securities company or a custodian bank, together with a copy their Identity Card.

Shareholders that require further information on the Proposed Transaction, please contact:

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK

Attention: Investor Relation Unit

Grha Citra Caraka, 5th Floor

Jl. Gatot Subroto No. 52, Jakarta 12570, Indonesia

Telephone: (62-21) 521 5109, 521 5422 Facsimile: (62-21) 522 0500

E-mail: **investor@telkom.co.id**

Web site: **www.telkom.co.id**

are urged to, and should, read such letter in its entirety. In rendering their opinions, PT BinaData Optima Tanubrata and Ruky & Rekan relied upon and assumed without independent verification or audit the accuracy and completeness of all information supplied to them.

5. Information on AriaWest

Pursuant to the KSO III Agreement, AriaWest was required to manage and operate in the name of TELKOM, and for and on behalf of TELKOM and AriaWest, the KSO III Unit during the KSO Period. AriaWest was established in 1995 as a joint venture company under the Foreign Investment Law. Currently, the shareholders of AriaWest are PT Aria Infotek (formerly known as PT Artimas Kencana Murni) (52.5%), MediaOne International I BV (35%), a wholly-owned subsidiary of AT&T Wireless Services, Inc., and The Asian Infrastructure Fund (12.5%).

The KSO III Unit is one of TELKOM's seven regional divisions in Indonesia. The KSO III Unit covers the West Java and Banten geographical regions, an area of 43,283 km2, which is currently divided into eight operational areas, or "kandatel". The KSO III Unit's head-office is located in Bandung, West Java. As of December 31, 2001, the KSO III Unit had 705,777 installed lines and 645,479 lines in service, representing line penetration of approximately 2.5% based on projected population figures.

TELKOM and AriaWest currently are involved in arbitration proceedings relating to the KSO III Agreement against each other, which will be stayed until August 30, 2002 in contemplation of the completion of the AriaWest Transaction. The arbitration proceedings were commenced on May 15, 2001 by AriaWest against TELKOM, and each of TELKOM and AriaWest have submitted claims for material breaches of the KSO III Agreement. AriaWest has alleged damages in excess of US$1.3 billion, and TELKOM has not quantified all of its damages, but has claimed amounts in excess of Rp.641 billion with respect to non-payment of MTR and DTR. TELKOM has not received from the KSO III Unit MTR payments from May 2000 and DTR payments from at least as early as January 2001. On July 9, 2001, TELKOM notified AriaWest that it was terminating the KSO III Agreement, including AriaWest's rights to manage and operate the KSO III Unit. AriaWest refused to accept TELKOM's termination, and claimed that TELKOM had wrongfully claimed control of the KSO III Unit and interfered with its right to manage and operate the KSO III Unit. TELKOM claimed that AriaWest's failure to properly manage and operate the KSO III Unit prior to termination, as well as its conduct subsequent to termination, resulted in a severe operational crisis in the KSO III Unit, including, among other things, service disruptions, employee unrest and customer complaints.

By a letter dated October 8, 2001, TELKOM informed AriaWest that it intended to immediately implement certain interim management measures as a conservatory measure to address the severe operational crisis faced by the KSO III Unit. The interim management measures were intended, among other things, to prevent further disruption to telecommunications services both inside and outside the KSO III region, ensure the prompt restoration of service within the KSO III region, prevent further harm to the telecommunications infrastructure in the KSO III region, protect the financial value of the KSO system and its assets and infrastructure, avoid further employee unrest arising from non-payment of salaries, and mitigate damages to the KSO III Unit from potential third-party lawsuits.

The interim management measures were implemented through the Deputy General Managers of the KSO III Unit, based on guidelines issued by TELKOM on October 9, 2001, and authorized the Deputy General Managers to, among other things, (i) ensure that customer repairs and complaints were processed and addressed as soon as possible; and (ii) direct the employees in the KSO III Unit who were signatories on the KSO III Unit accounts to access such accounts for the following limited purposes:

- to access up to Rp.30 billion per month for the payment of specified operating expenses of the KSO III Unit;
- to pay past due taxes to the local government; and
- to pay past due amounts to suppliers and vendors.

The guidelines did not authorize the KSO III Unit employees to access the KSO III Unit's revenues to pay MTR to TELKOM or Distributable KSO Revenues to TELKOM and AriaWest, or to reimburse either TELKOM or AriaWest for any claimed expenses.

Pursuant to the AriaWest Purchase Agreement and related agreements, the parties have agreed that, from the date of receipt of certain tax letters until the closing or termination of the AriaWest Purchase Agreement, TELKOM may implement the interim management measures in its sole and absolute discretion and without being subjected to any liability or obligation to the KSO III Unit or AriaWest and its shareholders and affiliates.

The AriaWest Transaction contemplates the sale by all of the current shareholders of AriaWest of all of the issued and fully paid shares of AriaWest to TELKOM as well as a final settlement of all outstanding disputes relating to the KSO III Agreement, subject to closing.

As the financial statements of the KSO III Unit were disclaimed for the years ended December 31, 2001 and 2000, and because of disputes in respect of the balance of the account receivables between the parties, with respect to the financial statements of AriaWest, Ernst & Young, Hanadi, Sarwoko & Sandjaja, the independent auditors of AriaWest, were unable to verify as of and for the years ended December 31, 2001 and 2000 total revenues and account receivables, and accordingly, did not express an opinion on AriaWest's statements of profit and loss and cash flows for the year ended December 31, 2001 and 2000.

AriaWest suffered a net loss of Rp.1,152.5 billion in 2000 and Rp.813.6 billion in 2001. AriaWest is currently insolvent and in default under a loan with an estimated aggregate outstanding amount of approximately US$291 million as of April 30, 2002. In addition, as of December 31, 2001, AriaWest had accumulated losses of Rp.2,042.3 billion, working capital deficiency of Rp.2,943.7 billion and shareholders' deficiency of Rp.1,497.4 billion. As described above, TELKOM has also issued notice of termination of the KSO III Agreement. Ernst & Young, Hanadi, Sarwoko & Sandjaja has stated in its report that these conditions raise substantial doubt about AriaWest's ability to continue as a going concern.

KSO III Agreement, including AriaWest's rights to manage and operate the KSO III Unit. AriaWest refused to accept TELKOM's termination, and claimed that TELKOM had wrongfully claimed control of the KSO III Unit and interfered with its right to manage and operate the KSO III Unit.

On May 15, 2001, AriaWest alleged in its Request for Arbitration (the "Request") that TELKOM materially breached the KSO III Agreement by, among other things, (i) terminating certain exclusive rights allegedly granted to AriaWest; (ii) failing to transfer control of the KSO III Unit's finances, employees and management to AriaWest and interfering with AriaWest's efforts to exercise management control over the KSO III Unit; (iii) preventing the Government from implementing certain tariff increases in 1999 and 2000; and (iv) failing to negotiate the terms of certain construction projects proposed by AriaWest and certain amendments to the KSO III Agreement requested by AriaWest. AriaWest has alleged damages in excess of US$1.3 billion, but has not specified the amount of damages associated with most of its claims.

On August 20, 2001, TELKOM submitted its Answer and Counterclaims to AriaWest's Request for Arbitration (the "Answer"). In the Answer, TELKOM denied the claims and allegations in the Request. It also asserted counterclaims against AriaWest, including claims that AriaWest breached the KSO Agreement and related agreements by (i) failing to timely pay MTR, DTR and late payment charges; (ii) wrongfully rejecting TELKOM's termination of the KSO III Agreement and related agreements and abandoning its obligations under the KSO Agreement; (iii) mismanaging the KSO III Unit; (iv) failing to construct the minimum number of new and non-defective telecommunication facilities required under the KSO III Agreement; and (v) failing to refund to TELKOM certain overpayments of operating capital expenditures AriaWest received from TELKOM. In an Amended Supplemental Counterclaim dated November 6, 2001, TELKOM also alleged that AriaWest breached its duty of confidentiality under the KSO Agreement and committed defamation by disclosing to the press the results of a "forensic audit" conducted by PriceWaterhouseCoopers. TELKOM has not quantified all of its damages, but has claimed amounts in excess of Rp.528 billion with respect to non-payment of MTR and Rp.113 billion with respect to non-payment of DTR. TELKOM has not received from the KSO III Unit MTR payments from May 2000 and DTR payments from at least as early as January 2001.

TELKOM claimed that AriaWest's failure to properly manage and operate the KSO III Unit prior to termination, as well as its conduct subsequent to termination, resulted in severe operational crisis in the KSO III Unit, including, among other things, service disruption, employee unrest and customer complaints. On October 8, 2001, TELKOM informed AriaWest that it intended to implement certain interim management measures as a conservatory measure to address the severe operational crisis faced by the KSO III Unit.

In a December 14, 2001 amendment to the Request, AriaWest asserted several additional claims against TELKOM, including, among other things, that TELKOM breached the KSO III Agreement and related agreements by allegedly (i) wrongfully terminating the KSO III Agreement without proper cause; (ii) wrongfully implementing the interim management measures; and (iii) failing to pay amounts allegedly due and owing under the "forensic audit" conducted by PriceWaterhouseCoopers. The parties jointly requested a stay of the arbitration prior to the date that TELKOM was required to answer AriaWest's new claims or assert any new counterclaims.

Pursuant to the AriaWest Purchase Agreement and related agreements, the arbitration proceedings will be stayed from the date of the AriaWest Purchase Agreement until August 30, 2002. Subject to the parties proceeding to closing, on the closing date, TELKOM and AriaWest will submit a joint notice to the arbitration tribunal that the claims and counterclaims in the arbitration have been settled.

A proceeding has been commenced by PT Tritala Perkasa against the AriaWest in respect of an EFI Agreement for Cable Installation entered into between AriaWest and PT Tritala Perkasa dated November 10, 1997 (the "EFI Agreement"). PT Tritala Perkasa claims that it is entitled to payment (including interest thereon) of approximately US$3 million under the EFI Agreement. PT Tritala Perkasa and AriaWest are presently negotiating a settlement agreement in full and final satisfaction of the claim under the proceedings. Resolution of this litigation is a condition precedent to TELKOM's purchase of AriaWest under the AriaWest Purchase Agreement.

PriceWaterhouseCoopers has served on AriaWest and on TELKOM an arbitration notice dated April 23, 2002. The arbitration notice is for an outstanding amount of approximately US$2.8 million and Rp.4.1 billion in respect of fees and disbursements), and approximately US$0.5 million and Rp.506 million in respect of taxes, together with interest thereon relating to a "forensic audit" of the KSO III Unit conducted by PriceWaterhouseCoopers. Pursuant to the AriaWest Purchase Agreement, TELKOM's obligation to effect the closing is subject to AriaWest and the AriaWest Shareholders, on or prior to June 30, 2002, having paid in full all liabilities of AriaWest, the KSO III Unit, TELKOM and their respective affiliates to PriceWaterhouseCoopers in respect of the "forensic audit" of the KSO III Unit conducted by PriceWaterhouseCoopers.

Selected Financial Information

The following table sets forth selected financial information of AriaWest as at and for the years ended December 31, 2000 and 2001. This information should be read in conjunction with, and is qualified in its entirety by reference to AriaWest's financial statements, including the notes thereto, and the other information included elsewhere herein. AriaWest's financial statements stated as of and for the years ended December 31, 2000 and 2001 have been audited by Ernst & Young, Hanadi, Sarwoko & Sandjaja, as indicated in their report appearing in Appendix B to the Shareholders' Circular. Subject to the qualifications described below, such financial statements are prepared in accordance with Indonesian GAAP, which differ in certain significant respects from U.S. GAAP.

As the financial statements of the KSO III Unit were disclaimed for the years ended December 31, 2001 and 2000, and because of disputes in respect of the balance of the account receivable between the parties, with respect to the financial statements of AriaWest, Ernst & Young, Hanadi, Sarwoko & Sandjaja were unable to verify as of and for the years ended December 31, 2001 and 2000 total revenues amounting to Rp.113,409,134,000 and Rp.215,108,959,000, respectively, and account receivables amounting to Rp.143,481,491,000 and Rp.384,325,736,000, respec-

Share capital: authorized capital - 2,704,440 shares with a nominal value Rp.114 each; issued and fully paid - 2,704,440 shares	308,306	308,306
Paid-up capital in excess of par value	236,572	236,572
Accumulated losses	(1,228,691)	(2.042,270)
Total shareholder's deficiency	(683,813)	(1,497,392)

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

The following selected pro forma consolidated financial information of the Company has been prepared to reflect (i) the Proposed Transactions, which assumes the inclusion of the historical financial statements of the KSO I Unit and the KSO III Unit in the pro forma consolidated financial information; (ii) the Telkomsel Transaction only; (iii) the Pramindo Transaction only, which assumes the inclusion of the historical financial statements of the KSO I Unit in the pro forma consolidated financial information; and (iv) the AriaWest Transaction only, which assumes the inclusion of the historical financial statements of the KSO III Unit in the pro forma consolidated financial information.

The selected pro forma consolidated financial information as of and for the year ended December 31, 2001 is based on audited historical financial statements for the Company and its subsidiaries after giving effect to certain pro forma adjustments to reflect the Proposed Transactions as if they occurred on January 1, 2001. The selected pro forma consolidated financial information is not necessarily indicative of the results of operations or related effects on financial position had the underlying transactions actually occurred on January 1, 2001. The selected pro forma consolidated financial information is qualified in its entirety by reference to the pro forma condensed consolidated financial statements and the related Notes included in Appendix C to the Shareholders' Circular. For additional information regarding the pro forma effects of certain of the Proposed Transactions, on a separate basis, see Appendix C to the Shareholders' Circular. The selected pro forma consolidated financial information has been prepared in accordance with Indonesian generally accepted accounting principles ("Indonesian GAAP") which may differ in certain significant respects from generally accepted accounting principles of the United States ("U.S. GAAP") and other countries.

As of or for the year ended December 31, 2001

	Historical	Unaudited Pro Forma (all of the Proposed Transactions)	Unaudited Pro Forma (Telkomsel Transaction only)	Unaudited Pro Forma (Pramindo Transaction only) (1)	Unaudited Pro Forma (AriaWest Transaction only) (2)
	(Rp. in millions, except share and ADS data)				
Balance Sheet Data					
Total current assets	7,308,519	12,233,535	11,495,559	7,347,104	8,007,909
Total noncurrent assets	25,161,761	32,732,536	25,161,761	29,245,976	28,648,321
Total assets	32,470,280	44,966,071	36,657,320	36,593,080	36,656,230
Total current liabilities	10,075,323	14,660,648	10,151,418	10,775,231	13,884,644
Total noncurrent liabilities	11,836,048	17,308,263	11,836,048	15,692,183	13,452,128
Total liabilities	21,911,371	31,968,911	21,987,466	26,467,414	27,336,772
Minority interest in net assets of subsidiaries	1,235,334	1,899,259	1,899,259	1,235,334	1,235,334
Total equity	9,323,575	11,097,901	12,770,595	8,890,332	8,084,124
Total liabilities and equity	32,470,280	44,966,071	36,657,320	36,593,080	36,656,230
Income Statement Data					
Operating revenues	16,130,789	17,992,171	16,130,789	17,391,446	16,731,514
Operating expenses	8,515,089	10,400,596	8,515,089	9,531,437	9,384,248
Operating income	7,615,700	7,591,575	7,615,700	7,860,009	7,347,266
Other income (charges)	(928,411)	1,184,725	2,816,498	(1,572,271)	(1,916,325)
Income before tax	6,687,289	8,776,299	10,432,198	6,287,738	5,430,941
Tax benefit (expense)	(2,070,654)	(2,105,418)	(2,088,623)	(2,104,346)	(2,053,757)
Income before minority interest in net income of subsidiary and pre-acquisition loss	4,616,635	6,670,881	8,343,575	4,183,392	3,377,184
Pre-acquisition loss of subsidiaries	108,080	108,080	108,080	108,080	108,080
Minority interest in net income of subsidiary	(474,605)	(734,604)	(734,604)	(474,605)	(474,605)
Net income	4,250,110	6,044,357	7,717,051	3,816,867	3,010,659
Net income per share	421.64	599.64	765.58	378.66	298.68
Net income per ADS (20 Series B Shares per ADS)	8,432.76	11,992.77	15,311.61	7,573.15	5,973.53

(1) Assumes the inclusion of the historical financial statements of the KSO I Unit in the pro forma consolidated financial information.

(2) Assumes the inclusion of the historical financial statements of the KSO III Unit in the pro forma consolidated financial information.

With respect to the selected pro forma consolidated financial information reflecting the Proposed Transactions, the increase in pro forma operating revenues reflects primarily the positive contribution of Pramindo and the KSO I Unit, as well as AriaWest and the KSO III Unit. The decrease in pro forma operating income reflects the negative contribution of AriaWest, which is partially offset by the positive contribution of Pramindo, the KSO I Unit and the KSO III Unit. As Telkomsel is and will remain a consolidated subsidiary of TELKOM after the Telkomsel Transaction, such transaction will not result in any change in pro forma operating revenues or pro forma operating income for the year ended December 31, 2001. The increase in pro forma net income is mainly due to the under the transaction documents. In addition, each AriaWest Shareholder has agreed to indemnify TELKOM in respect of certain taxes and tax loss carryforwards affecting AriaWest.

Generally, an AriaWest Shareholder will not be liable under the AriaWest Purchase Agreement in respect of any claim unless the claims in respect of which it would otherwise be liable exceed its pro-rata share of US$705,000. This limitation on liability does not apply with respect to certain representations and warranties or to the indemnification obligations in respect of taxes and tax loss carryforwards affecting AriaWest.

The maximum liability of each AriaWest Shareholder to TELKOM under the AriaWest Purchase Agreement for breaches of representations, warranties, covenants or agreements is limited to such AriaWest Shareholder's pro-rata share of US$184.5 million (exclusive of reasonable attorney's fees and reasonable fees and expenses of investigation and defense and of asserting, preserving and enforcing claims under the AriaWest Purchase Agreement), except in cases of fraudulent misrepresentation or fraudulent conduct or interest payable on certain defaults under the Interim Management Agreement in the event of a termination of the AriaWest Purchase Agreement prior to closing (the "Liability Cap"). In addition, TELKOM has agreed with each AriaWest Shareholder that, subject to certain exceptions, in the event that an AriaWest Shareholder's liability to TELKOM exceeds the sum of (i) such AriaWest Shareholder's pro-rata share of US$64 million and (ii) aggregate principal amount of (x) Promissory Notes held by such AriaWest Shareholder paid by TELKOM and (y) Promissory Notes sold or disposed of by such AriaWest Shareholder, then such AriaWest Shareholder's obligation to make payments in excess of such sum will be deferred until such time as additional amounts are received, subject in all cases to the Liability Cap. This agreement differs in certain respects with respect to Promissory Notes that are subject to set off.

Generally, TELKOM will not be liable under the AriaWest Purchase Agreement in respect of any claim unless the claims in respect of which it would otherwise be liable exceed US$705,000. This limitation on liability does not apply with respect to certain representations and warranties.

The maximum liability of TELKOM to the AriaWest Shareholders under the AriaWest Purchase Agreement for breaches of representations, warranties, covenants or agreements is limited to US$10 million (exclusive of reasonable attorney's fees and reasonable fees and expenses of investigation and defanse and of asserting, preserving and enforcing claims under the AriaWest Purchase Agreement), except in cases of fraudulent misrepresentation or fraudulent conduct and except that TELKOM's maximum liability for failure to make payments that TELKOM would be required to make to the KSO III Unit in the event of the termination of the AriaWest Purchase Agreement prior to closing (as described below) is equal to the amounts received by TELKOM under the Interim Management Agreement less US$20 million.

Termination

The AriaWest Purchase Agreement may be terminated in certain circumstances, including:

(i) by the mutual written consent of TELKOM, on the one hand, and each of the AriaWest Shareholders, unanimously acting as a group, on the other hand;

(ii) by TELKOM or the AriaWest Shareholders, unanimously acting as a group, if a governmental entity has issued a decree or taken other action, in each case which is final and non-appealable, prohibiting the transaction;

(iii) by TELKOM or the AriaWest Shareholders, unanimously acting as a group, as the case may be, for certain breaches of the AriaWest Purchase Agreement;

(iv) by TELKOM or the AriaWest Shareholders, on or after August 30, 2002, if the closing has not occurred by the time of termination (but only if the failure to close is not the result of a breach of a covenant by the terminating party); and

(v) by The Asian Infrastructure Fund in the event that PT Aria Infotek fails to satisfy certain obligations to it.

The AriaWest Purchase Agreement provides that upon termination, the parties will generally not be liable to each other except for fraud or breach of covenant or agreement (but not breach of a representation or warranty). In addition, the Interim Management Agreement provides that upon the termination of the AriaWest Purchase Agreement:

- TELKOM will pay to the KSO III Unit (i) US$20 million and (ii) if TELKOM has received Rupiah amounts from the KSO III Unit following confirmation of the availability to AriaWest of Rp.1.71 trillion in tax loss carryforwards, the amount received by it, in each case without interest and within 14 business days after the termination of the AriaWest Purchase Agreement (the "TELKOM Repayment Amount"); and
- Each AriaWest Shareholder will pay to the KSO III Unit (i) its pro-rata share of the US$20 million paid to it by TELKOM at the time of the signing of the AriaWest Purchase Agreement and (ii) the amount it owes under the TELKOM Loan (the "Shareholder Repayment Amount"). Each AriaWest Shareholder will be required to pay interest to the KSO III Unit in respect of its pro-rata share of the Shareholder Repayment Amount to the extent not paid with 14 business days after the termination of the AriaWest Purchase Agreement. In addition, TELKOM will be entitled to withhold a portion of the TELKOM Repayment Amount equal to any portion of the Shareholder Repayment Amount not paid to the KSO III Unit within 14 business days after the termination of the AriaWest Purchase Agreement, pending payment thereof.

4. Opinion of the Independent Valuer

On May 8, 2001, PT BinaData Optima Tanubrata, in cooperation with Ruky & Rekan, advised the Board of Directors of TELKOM that as of such date, the consideration to be paid by TELKOM in the AriaWest Transaction, was fair to the Shareholders. The full text of such letter, which set forth the assumptions made and matters considered in, and the limitations on, the review undertaken in connection with the opinion, are attached to the Shareholders' Circular. Shareholders [illegible]

AriaWest was formed for the specific purpose of acting as the KSO Investor for the KSO III Unit. Nearly all of AriaWest's business relates to the business of the KSO III Unit. Under the KSO III Agreement, the KSO III Unit was to operate under the management, supervision, control and responsibility of AriaWest. Under AriaWest's management and control, the KSO III Unit was required to manage, operate, repair and maintain the KSO system. Under the KSO Agreement and the KSO Construction Agreement, AriaWest was required to construct certain new telecommunications facilities to be integrated into the KSO system.

In 1996, Aria West International Finance BV, a wholly-owned subsidiary of AriaWest, entered into syndicated loan facility agreements with several banks, which were restructured in 1999. The loans are guaranteed by AriaWest and secured by, among other things, a pledge over the shares of AriaWest, including irrevocable powers of attorney to vote or sell such shares, AriaWest's assets, including its bank accounts, receivables, movable and immovable assets, and irrevocable powers of attorney to exercise AriaWest's rights under certain project documents including the KSO III Agreement and the KSO III Construction Agreement, to exercise AriaWest's intellectual property rights and to manage AriaWest's bank accounts. AriaWest is in breach of various covenants and in default under the loan agreement.

Certain of AriaWest's creditors have publicly stated that they have not yet agreed to restructure AriaWest's debt obligations. Such creditors have asserted that payments to be made by TELKOM to the AriaWest shareholders to acquire the AriaWest shares would prejudice their interests if such funds are not used to service existing debt obligations of AriaWest, and that as a consequence, the creditors may be increasingly likely to accelerate the loan facility and foreclose on collateral under the terms of the relevant loan agreement. Because AriaWest is currently insolvent and in default under a loan facility with an estimated aggregate outstanding amount of approximately US$291 million as of April 30, 2002, it appears that the creditors have the right to accelerate the loan facility, foreclose on collateral and exercise the powers granted under the powers of attorney under the terms of the relevant loan agreement. If the creditors choose to do so, unless and until TELKOM, AriaWest and the creditors reach agreement on debt restructuring, if any, TELKOM may not have the ability to proceed with the purchase of the AriaWest shares and to permanently settle the pending arbitration proceeding on the terms presently contemplated, or at all. If the closing does not occur, no assurance can be given that TELKOM will be successful in defending AriaWest's claims for breach of the KSO Agreement or in pursuing its own claims against AriaWest in the arbitration. Any adverse ruling in the arbitration proceeding could have a material adverse effect on TELKOM's business, financial condition and results of operations.

Under the AriaWest Purchase Agreement, as a condition precedent to TELKOM's obligation to effect the closing of the AriaWest Purchase Agreement, AriaWest is required to restructure the loan to TELKOM's satisfaction and to obtain a waiver of all past breaches and defaults relating to the loan, and TELKOM is required to provide a guarantee of the restructured loan.

All of AriaWest's insurance policies have lapsed due to non-payment of premiums or have been terminated. Pending the closing of the AriaWest Transaction and as soon as practicable, TELKOM plans to obtain temporary insurance coverage over the material assets of AriaWest, primarily the portion of the network infrastructure in the KSO III region belonging to AriaWest, subject to TELKOM being able to obtain such insurance coverage. As of the date immediately prior to the date of the Shareholders' Circular, TELKOM has not yet obtained such temporary insurance coverage.

Pursuant to the AriaWest Purchase Agreement, the employment of all of AriaWest's employees are to be terminated on or prior to the closing date. TELKOM plans to continue to provide the necessary human resources and technical support for the continued functioning of the KSO III Unit.

Board of Commissioners and Board of Directors

The members of the Board of Commissioners and Board of Directors of AriaWest as of May 13, 2002 are as follows:

President Commissioner	:	Muhamad Arifin
Commissioner	:	Edwin Soeryadjaya
Commissioner	:	Sandiaga Salahudin Uno
Commissioner	:	Robert Leo Lewis
Commissioner	:	Michael Dale Verstegen
Commissioner	:	Antonio Yin Pui Yeung
President Director	:	John George Vondras
Vice-President Director	:	Ir. Gatot Soehendra Kahrmadji
Director	:	Yap Tjay Hing
Director	:	Husni Heron
Director	:	Ajay Lal

Shareholders

The following table sets forth the shareholders of AriaWest as of December 31, 2001:

Shareholders	Percentage Holding
PT Aria Infotek (formerly PT Artimas Kencana Murni)	52.50%
MediaOne International I BV	35.00%
The Asian Infrastructure Fund	12.50%

Material Litigation

On May 15, 2001, AriaWest commenced arbitration proceedings against TELKOM, and each of TELKOM and AriaWest have submitted claims for breach of the KSO III Agreement for resolution by arbitration. On July 9, 2001, TELKOM notified AriaWest that it was terminating the KSO III Agreement, including AriaWest's rights to manage and operate the KSO III Unit,

tively, as described in notes 15 and 4 of AriaWest's financial statements, and Ernst & Young, Hanadi, Sarwoko & Sandjaja were unable to satisfy themselves by other auditing procedures. Accordingly, Ernst & Young, Hanadi, Sarwoko & Sandjaja did not express an opinion on the statements of profit and loss and cash flows for the year ended December 31, 2001 and 2000.

Further, AriaWest is currently insolvent and in default under a loan with an estimated aggregate outstanding amount of approximately US$291 million as of April 30, 2002. In addition, as of December 31, 2001, AriaWest had accumulated losses of Rp.2,042.3 billion, working capital deficiency of Rp.2,943.7 billion and shareholders' deficiency of Rp.1,497.4 billion. TELKOM has also issued notice of termination of the KSO III Agreement. Ernst & Young, Hanadi, Sarwoko & Sandjaja has stated in its report that these conditions raise substantial doubt about AriaWest's ability to continue as a going concern.

Ernst & Young, Hanadi, Sarwoko & Sandjaja, the independent auditors of the KSO III Unit, disclaimed the KSO III Unit's financial statements for 2000 and 2001 for the reasons described below. The financial statements of the KSO III Unit as of and for the year ended December 31, 1999 were unaudited as of the date of the audit report of Ernst & Young, Hanadi, Sarwoko & Sandjaja for the KSO III Unit for 2000 and 2001, and Ernst & Young, Hanadi, Sarwoko & Sandjaja were unable to obtain sufficient audit evidence regarding the KSO III Unit's opening balances as of January 1, 2000 and were unable to satisfy themselves regarding those balances by means of other auditing procedures. In addition, material unsettled disputes exist between TELKOM and AriaWest, which relate to, among other matters, the amount of MTR payable to TELKOM, the trade accounts payable by the KSO III Unit to TELKOM's network division in connection with interconnection charges, the treatment of certain expenditures and its impact on Distributable KSO Revenues. These matters significantly affect the KSO III Unit's accounts, including the joint operators' accounts between TELKOM and AriaWest, accounts receivables from AriaWest and trade account payables to TELKOM as of December 31, 2001 and 2000, and the related statements of revenues and expenses for the years ended December 31, 2001 and 2000. Accordingly, Ernst & Young, Hanadi, Sarwoko & Sandjaja was unable to verify the joint operators' accounts, the recoverability of certain assets and the completeness of certain liabilities as of December 31, 2001 and 2000 and the effect on the related statements of revenues and expenses and statements of Distributable KSO Revenues available for distribution for the years ended December 31, 2001 and 2000. Because of the possible material effects on such matters, Ernst & Young, Hanadi, Sarwoko & Sandjaja were unable to, and did not, express an opinion on the financial statements of the KSO III Unit as of and for the years ended December 2001 and 2000.

	As of and for the year ended December 31,	
	2000 (as restated)	2001
	(Rp. in millions)	
Income Statement Data		
Revenue	215,109	113,409
Operating Expenses		
Depreciation	212,435	200,923
Salary and remuneration	57,597	120,578
General and administration	17,815	13,028
Professional fees	53,558	115,605
Technical and consultancy fees	1,723	529
Amortization	4,757	4,757
Total operating expenses	347,885	455,420
Other income/(expenses)		
Interest income	3,493	1,490
Interest expense	(267,216)	(246,113)
Other financial charges	(20,314)	(22,480)
Gain/(loss) on difference in exchange rates	(701,034)	(220,224)
Others	(32,162)	(1,138)
Other income/(expenses) - net	(1,017,233)	(488,465)
Net (loss)/profit before corporate income tax	(1,150,008)	(830,476)
Deferred tax income/(expense)	(2,452)	16,897
Income tax expense	-	-
Net Profit/(loss)	(1,152,460)	(813,579)
Cash Flow Data		
Net cash provided by operating activities	(129,691)	85,242
Net cash (used in) investing activities	(36,536)	141
Net cash (used in)/provided by financing activities	-	(104,000)
Net decrease in cash and cash equivalents	(166,227)	(18,618)
Balance Sheet Data		
Total assets	2,451,144	1,990,741
Current liabilities	154,578	3,110,090
Non current liabilities		
Long-term loan less current portion	2,617,135	-
Deferred tax liabilities - net	94,929	78,033
Deferred income	268,314	300,010
Total non current liabilities	2,980,379	378,043
Total liabilities	3,134,957	3,488,133
Shareholders' deficiency		
Share capital: authorized capital - 2,704,440 shares		

users, in regional divisions I and III. In connection with the restructuring of the Indonesian telecommunications industry, the Government plans to end TELKOM's monopoly position for the provision of local and domestic long distance fixed line telecommunications services in Indonesia, and has announced that Indosat will receive a license to provide local telephone services from August 2002 and a license to provide domestic long distance telephone services from August 2003, and that TELKOM will receive a license to provide IDD services from August 2003. With the advent of anticipated competition, TELKOM believes that the Pramindo *Transaction and the AriaWest Transaction will strengthen its position as they will (i) vest devel-*opment control of the network in regional divisions I and III directly in TELKOM and facilitate in part the continued construction of access lines and infrastructure to meet demand in regional divisions I and III; and (ii) give TELKOM direct access to a significantly larger base of end-users and potential customers, particularly corporate customers.

Provide or aid in the resolution of issues with Pramindo and AriaWest. The Boards considered the various current and historical disagreements between TELKOM and Pramindo and AriaWest. The Pramindo Transaction would provide resolution with respect to the issues concerning the KSO I Unit, and the AriaWest Transaction will provide resolution with respect to the issues concerning the KSO III Unit and a final settlement with respect to the arbitration proceedings.

In view of the wide variety of factors considered in its evaluation of the Proposed Transactions, *the Boards did not find it practicable to, and did not, quantify or otherwise assign relative weights* to individual factors enumerated above:

3. Summary of the AriaWest Purchase Agreement and Related Agreements

Overview

The AriaWest Purchase Agreement, dated as of May 8, 2002, provides for the purchase by TELKOM of all of the issued and fully paid shares of AriaWest (the "AriaWest Shares") from the shareholders of AriaWest, namely PT Aria Infotek, MediaOne International I BV ("MediaOne"), and The Asian Infrastructure Fund (the "AriaWest Shareholders"), and the guarantee by TELKOM of certain debt obligations of AriaWest, subject to the restructuring of such debt obligations. The aggregate purchase price is represented by a payment of US$20 million to be made promptly after the receipt on or before May 17, 2002 of certain moneys to be received by TELKOM from the KSO *III* Unit, a further payment of *US$24.5 million to be made* at closing and the issue by TELKOM of promissory notes with an aggregate face value of US$120 million to be paid in 11 equal semi-annual installments beginning six months after the closing date. Upon closing, TELKOM will contemporaneously (i) purchase the AriaWest Shares and (ii) enter into a settlement agreement that will permanently settle the pending arbitration proceeding between TELKOM and AriaWest relating to the KSO III Unit. The closing of the transaction is subject to various conditions precedent, including the restructuring of AriaWest's loan agreement on terms acceptable to TELKOM.

Signing

TELKOM and the AriaWest Shareholders entered into the AriaWest Purchase Agreement and an Interim Management Agreement, each dated as of May 8, 2002. Pursuant to the Interim Management Agreement, the *KSO III Unit is required to, on or before May 17, 2002, pay to* TELKOM US$41.75 million. At the same time, TELKOM is required to pay to each AriaWest Shareholder such AriaWest Shareholder's pro-rata share (in proportion to their respective shareholdings in AriaWest) of US$20 million as an advance payment for the AriaWest Shares. TELKOM is also required to lend US$1.75 million to the AriaWest Shareholders in proportion to their shareholdings in AriaWest (the "TELKOM Loan").

Interim Management Agreement; Stay of Arbitration

The Interim Management Agreement also provides that upon provision by AriaWest to TELKOM of tax clearance letters from relevant Indonesian tax authorities evidencing that as of December 31, 2001, AriaWest had available tax loss carryforwards of at least Rp.1.71 trillion, the KSO III Unit will, on that date (the "Effective Date") or as soon as practicable thereafter, pay to TELKOM the Rupiah equivalent *(determined by reference to a current spot rate) of US$50 million. Under* the terms of the Interim Management Agreement, from the Effective Date until the closing or termination of the AriaWest Purchase Agreement, TELKOM has agreed with the AriaWest Shareholders that TELKOM, without risk of incurring liability under the KSO III Agreement, will be permitted to take certain actions, including:

- operation of the KSO III Unit in accordance with the interim management measures implemented by TELKOM in October 2001.
- the construction and installation of up to 20,000 new telephone lines; and
- transfers of employees into and out of the KSO III Unit.

Pursuant to the Interim Management Agreement, the arbitration proceeding currently pending between TELKOM and AriaWest before the International Chamber of Commerce Court of Arbitration (the "Arbitration") will be stayed until August 30, 2002, and the parties have agreed to use their reasonable efforts to cause the arbitration tribunal to grant the stay promptly and to cause the stay to remain effective throughout such period.

Restructuring of AriaWest Bank Debt

AriaWest is currently insolvent and in default under a loan with an estimated aggregate out-*standing amount of approximately US$290 million (the "AriaWest Loan").* The AriaWest Loan is provided to AriaWest International Finance BV and guaranteed by AriaWest. It is a condition to TELKOM's obligation to complete the purchase of the AriaWest Shares that the AriaWest Loan shall have been restructured on terms (including at amounts) acceptable to TELKOM in its sole and absolute discretion and that all breaches and defaults under the loan shall have been irrevocably waived and forever released by the lenders. TELKOM has agreed that it will guarantee the AriaWest Loan if these conditions are satisfied. TELKOM is currently in discussions with the lenders regarding the terms on which the AriaWest Loan can be restructured. It is not certain that the lenders and AriaWest will be able to agree to a restructuring on terms acceptable to TELKOM. In the event that AriaWest and the lenders are unable to agree to a restructuring on terms acceptable to TELKOM, TELKOM may elect to terminate the AriaWest Transaction or to negotiate to complete a transaction on different terms and conditions from those described herein.

in 11 equal semi-annual installments beginning on the date falling six months after the closing date. Except to a limited extent with respect to US$10 *million* principal amount of Promissory Notes, the Promissory Notes will not be subject to restrictions on transfer and TELKOM will not have any right to set off amounts payable under the Promissory Notes to satisfy obligations of or claims against the AriaWest Shareholders, including claims under the AriaWest Purchase Agreement;

- TELKOM will guarantee the AriaWest Loan pursuant to the terms of the restructuring to be agreed *with AriaWest's lenders; and*
- TELKOM and AriaWest will enter into a settlement agreement pursuant to which TELKOM will pay AriaWest US$20 million to settle the Arbitration and enter into a mutual waiver and release of all claims between TELKOM and AriaWest. In addition (i) TELKOM will enter into a mutual waiver and release agreement with the AriaWest Shareholders and (ii) the AriaWest Shareholders will enter into a mutual waiver and release with AriaWest. The waivers and releases will not discharge or release obligations arising out of TELKOM's purchase of the AriaWest Shares under the AriaWest Purchase Agreement and the related transaction documents.

Covenants

Each of the AriaWest Shareholders and TELKOM has undertaken, among other things:

(i) to keep confidential the information about the Company and the *KSO III Unit and the status* and terms of the transaction, except to the extent required by law, necessary in connection with obtaining needed consents or as is required in connection with TELKOM's meeting of shareholders;

(ii) to use its reasonable efforts to consummate the closing as soon as practicable and in any event prior to August 30, 2002 and not to take actions which would be likely to cause certain conditions to the closing of the transaction not to be satisfied or that would be reasonably likely to impair the ability of any of the parties or AriaWest to consummate the transaction or delay such consummation; and

(iii) to notify the other parties with respect to certain matters that may affect the correctness of the representations and warranties or the satisfaction of covenants, conditions or agreements.

Each of the AriaWest Shareholders has also undertaken, among other things:

(i) to cause AriaWest to take certain actions and to refrain from taking certain actions prior to the closing;

(ii) to afford TELKOM access to AriaWest and its books and records and furnish TELKOM with such other information as it may from time to time reasonably request;

(iii) to use its reasonable efforts to cause AriaWest to provide TELKOM with financial statements of AriaWest as of and for the year ended December 31, 2001 and unaudited financial statements of AriaWest as of and for the three months ended March 31, 2002;

(iv) prior to the closing, to cause AriaWest to terminate the employment of each employee of AriaWest, obtain a release from liability from each such employee and pay in full all related expenses; and

(v) upon the written request of TELKOM and at TELKOM's expense, to take certain other further actions as TELKOM may reasonably request to perfect TELKOM's interest in AriaWest or its properties, otherwise carry out the AriaWest Purchase Agreement and consummate the transaction.

In addition, MediaOne has agreed with TELKOM, as soon as practicable and in any case prior to the closing, to procure the transfer to MediaOne of the AriaWest Shares to be sold by MediaOne and the registration for all purposes of such transfer, in each case free and clear of all encumbrances (other than the lien securing the AriaWest Loan).

TELKOM has undertaken, among other things:

(i) if the AriaWest Loan is restructured on terms (including at amounts) acceptable to TELKOM in its sole and absolute discretion and all breaches and defaults under the loan shall have been irrevocably waived and forever released by the lenders, to guarantee the AriaWest Loan; and

(ii) to cause AriaWest to pay over to the AriaWest Shareholders cash proceeds received by AriaWest in respect of certain accounts receivable to be assigned to the AriaWest Shareholders prior to closing.

AT&T Wireless, which controls MediaOne, has guaranteed the performance by MediaOne of its *obligations under the AriaWest Purchase Agreement* and undertaken to TELKOM that it will procure the transfer to MediaOne of the AriaWest Shares to be sold by MediaOne.

In addition, the AriaWest Shareholders have waived or agreed not to exercise certain rights to sell or purchase shares of AriaWest existing pursuant to agreements between the AriaWest Shareholders.

Conditions to Closing

Each party's obligation to effect the closing will be subject to, among other things:

(i) no law or regulation being enacted or court order issued which prohibits the closing;

(ii) the receipt of all required approvals, consents, ratifications, permits, licenses, waivers or authorizations of, filings with or notices to any governmental entity or any other persons necessary for the consummation of the transaction by TELKOM (including approval of the AriaWest Transaction by a general meeting of shareholders of TELKOM), the AriaWest Shareholders and AriaWest; and

(iii) the absence of actual or threatened legal proceedings (x) challenging or seeking relief in connection with the transaction or (y) that may have the effect of preventing, delaying, making illegal or materially interfering with the transaction.

TELKOM's obligation to effect the closing will be subject to, among other things:

(i) the accuracy of the representations and warranties of each AriaWest Shareholder and the performance by each AriaWest Shareholder and AriaWest of its respective covenants and obligations under the AriaWest Purchase Agreement and the other transaction agreements;

(ii) there not having occurred any event or circumstance which has a material adverse effect on AriaWest or the ability of AriaWest or the AriaWest Shareholders to consummate the transaction;

III Unit and (y) there is no basis for the commencement of any such proceeding.

Each AriaWest Shareholder has, subject to certain exceptions, further severally represented and warranted to TELKOM that:

(i) except as disclosed, AriaWest does not have any subsidiaries or own any securities of any corporation or have any other equity or ownership interest in any business, partnership, joint venture or other entity;

(ii) as of the date of signing (except with respect to MediaOne) and as of the closing date (with respect to each of the *AriaWest Shareholders), it is the legal owner of and has legal* title to the shares that are being sold, free and clear of all encumbrances other than those existing under the AriaWest Loan;

(iii) at the closing it will convey to TELKOM legal title to such shares, free and clear of all encumbrances;

(iv) *AriaWest is duly organized,* validly existing and in good standing;

(v) the consummation by such AriaWest Shareholder of the transaction will not (w) conflict with the organizational documents of AriaWest, (x) require that AriaWest obtain any Consent from the government or any other person, (y) require any Consent under or result in a breach of any agreement (A) to which AriaWest is a party or by which any of its properties is bound or (B) made or entered into by certain past or present KSO III Unit employees, AriaWest or any AriaWest Shareholder or any past or present employee of either of them or (z) violate any law or court order to AriaWest or its properties is subject;

(vi) AriaWest has conducted no other business other than as contemplated under the KSO III Agreement;

(vii) the capitalization of AriaWest is as set forth in the AriaWest Purchase Agreement; and

(viii) *except for certain identified disputed items,* the financial statements to be provided to TELKOM will, as of the date delivered to TELKOM, fairly present in all material respects the consolidated financial position and results of operations and cash flow of AriaWest for the periods shown, and the books and records of AriaWest are true and complete in all material respects and have been maintained in accordance with all applicable legal requirements in all material respects.

Each AriaWest Shareholder has, subject to certain exceptions, further severally represented and warranted to TELKOM in respect of AriaWest with regard to:

(i) the absence of undisclosed liabilities of AriaWest and the KSO III Unit;

(ii) the absence of certain disputed accounts payable;

(iii) the absence of undisclosed accounts receivable and undisclosed assignments of accounts receivable;

(iv) the waiver of breaches and defaults under the AriaWest Loan;

(v) the absence of certain changes in the business, finances and operations of AriaWest since December 31, 2001, including the absence of material adverse changes, the incurrence of liabilities, waiver of claims or rights, encumbrance or dispositions of properties or assets, *increases in compensation* of employees, capital expenditures or commitments, dividend declarations or payments, changes in accounting practices and related party transactions, in certain cases subject to exceptions;

(vi) matters relating to insurance policies;

(vii) matters relating to properties and assets, including titles and encumbrances thereon;

(viii) matters relating to leases;

(ix) matters relating to environmental issues;

(x) the accuracy of the list of agreements, contracts and commitments (x) of AriaWest or (y) entered into by certain past or present KSO III Unit employees, AriaWest or any AriaWest Shareholder or any past or present employee of either of them and binding on the KSO III Unit or its properties, the enforceability thereof and the absence of certain defaults thereunder;

(xi) matters relating to employees and benefit plans;

(xii) compliance by AriaWest all material respects with all relevant laws;

(xiii) the absence of interests of any director, commissioner, officer, senior management, statutory auditor, or shareholder of AriaWest in material contracts other than as disclosed to TELKOM *and the absence* of indebtedness between AriaWest and any of such persons;

(xiv) matters relating to tax;

(xv) matters relating to intellectual property;

(xvi) matters relating to AriaWest's license to operate; and

(xvii) matters relating to bank accounts over which certain KSO III Unit employees has signing authority.

In addition, each AriaWest Shareholder has severally represented to TELKOM that no representation or warranty of such AriaWest Shareholder contained in the AriaWest Purchase Agreement or any other transaction document or certificate contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements therein not misleading.

TELKOM has, subject to certain exceptions, also represented and warranted to the selling shareholders that, among other things:

(i) there are no bankruptcy or similar acts being taken against TELKOM;

(ii) there is no execution or similar order against the assets of TELKOM; and

(iii) TELKOM is not in default of under any of its agreements which may materially impact the transactions.

Indemnification; Limitation on Liability

In general, each AriaWest Shareholder has severally agreed to indemnify TELKOM, and TELKOM has agreed to indemnify each AriaWest Shareholder, in respect of damages arising from or in connection with breaches of representations, warranties, covenants and obligations

TELKOM

INTRODUCTION

TELKOM entered into a Conditional Sale and Purchase Agreement dated as of May 8, 2002, pursuant to which TELKOM has agreed to (a) acquire 100% of the issued and fully paid shares of PT AriaWest International ("AriaWest") owned by PT Aria Infotek (formerly known as PT Artimas Kencana Murni), MediaOne International I BV, and The Asian Infrastructure Fund, and (b) guarantee certain debt obligations of AriaWest, subject to the restructuring of such debt obligations. The aggregate purchase price is represented by a payment of US$20 million made after the receipt on or before May 17, 2002 of certain moneys received by TELKOM from the KSO III Unit (as defined below), a further payment of US$24.5 million to be made at closing and the issue by TELKOM of promissory notes with an aggregate face value of US$120 million to be paid in 11 equal semi-annual installments beginning six months after the closing date. In addition, upon closing, TELKOM and AriaWest have agreed to enter into a settlement agreement pursuant to which TELKOM will pay AriaWest US$20 million to settle the pending arbitration proceedings between the parties.

In this announcement, the joint operating agreement between TELKOM and Pramindo dated October 20, 1995, as amended, relating to the operation and management by Pramindo of TELKOM's Sumatra regional division I, in the name of TELKOM and for and on behalf of TELKOM and Pramindo, is referred to as the "KSO I Agreement"; TELKOM's Sumatra regional division I, which operates under the joint operating scheme established pursuant to the KSO I Agreement, is referred to as the "KSO I Unit"; the joint operating agreement between TELKOM and AriaWest dated October 20, 1995, as amended, relating to the operation and management by AriaWest of TELKOM's West Java and Banten regional division III, in the name of TELKOM and for and on behalf of TELKOM and AriaWest is referred to as the "KSO III Agreement"; TELKOM's West Java and Banten regional division III, which operates under the joint operating scheme established pursuant to the KSO III Agreement, is referred to as the "KSO III Unit"; Telkomsel, Pramindo and AriaWest are collectively referred to as the "Subject Entities"; the Telkomsel Transaction, the Pramindo Transaction and the AriaWest Transaction are collectively referred to as the "Proposed Transactions"; the Conditional Sale and Purchase Agreements with respect to each of the Proposed Transactions are collectively referred to as the "Conditional Sale and Purchase Agreements"; the Conditional Sale and Purchase Agreement in respect of the Telkomsel Transaction is referred to as the "Telkomsel Sale Agreement"; the Conditional Sale and Purchase Agreement in respect of the Pramindo Transaction is referred to as the "Pramindo Purchase Agreement"; the Conditional Sale and Purchase Agreement in respect of the AriaWest Transaction is referred to as the "AriaWest Purchase Agreement".

The closings with respect to each of the Proposed Transactions are conditioned upon the satisfaction of certain conditions set forth in the Conditional Sale and Purchase Agreements.

Please refer to the Shareholders' Circular for the information in respect of the general meeting of the Shareholders relating to the AriaWest Transaction.

INFORMATION ON THE ARIAWEST TRANSACTION

1. Background

Due to Indonesia's economic crisis, the KSO Investors had difficulties carrying out their obligations under the KSO Agreements. Despite making certain amendments to the KSO Agreements in 1998 to assist the KSO Investors to continue their obligations and maintain the continuity of the KSO Agreements, certain difficulties remained in the conduct of the KSO operations. TELKOM and AriaWest are also currently involved in arbitration proceedings relating to the KSO III Agreement against each other, which will be stayed until August 30, 2002 in contemplation of the completion of the AriaWest Transaction. TELKOM has explored various options to resolve the KSO issues and has also sought to negotiate the acquisition of all or a majority of shares of certain KSO Investors in part as an attempt to resolve certain of the KSO issues. The Pramindo Transaction and the AriaWest Transaction serve in part to resolve these issues with the respective KSO Investors.

TELKOM and the shareholders of AriaWest executed the AriaWest Purchase Agreement on May 8, 2002. The AriaWest Transaction was approved by the Board of Commissioners of TELKOM on May 2, 2002.

None of the Proposed Transactions are conditioned upon the closing of any of the other Proposed Transactions. It is possible that one or more of the Proposed Transactions will not be consummated if, for example, any of the conditions precedent to closing for any of such Proposed Transactions are not met. There can be no assurance that any or all of the Proposed Transactions will be consummated.

2. Benefits to the Company of the the Pramindo Transaction and the AriaWest Transaction

In arriving at their recommendations, each Board of Directors and Board of Commissioners of TELKOM ("Boards") considered numerous factors, including but not limited to, the following:

TELKOM believes that the Pramindo Transaction and AriaWest Transaction will:

Enable TELKOM to take advantage of the business, operations, earnings and prospects of the KSO I Unit and the KSO III Unit. In their review of the Proposed Transactions, the Boards noted the business, operations, earnings and prospects of the KSO I Unit and the KSO III, their historical earnings and profit potential. TELKOM believes that the acquisition of total control of the KSO I Unit through the acquisition of Pramindo and of the KSO III Unit through the acquisition of AriaWest is beneficial to TELKOM's business from a commercial and financial perspective.

Enable TELKOM to obtain control over development of the network, and obtain access to end-users, in regional divisions I and III. In connection with the restructuring of the Indonesian telecommunications industry, the Government plans to end TELKOM's monopoly position for the provision of local and domestic long distance fixed line telecommunications services in

ADDITIONAL INFORMATION TO THE ANNOUNCEMENT OF THE PROPOSED TRANSACTIONS

THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT IS IMPORTANT TO THE SHAREHOLDERS OF TELKOM AND REQUIRES IMMEDIATE ATTENTION.

This is the additional information to the announcement of the Proposed Transactions (as defined below) which was published in this newspaper on 17 May 2002 ("Announcement"), with respect to the AriaWest Transaction (as defined below). This additional information and the Announcement should be read in conjunction with the Circular to the Shareholders dated May 29, 2002 ("Shareholders' Circular").

For the convenience of the shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("TELKOM" or the "Company"), certain information, particularly relating to the AriaWest Transaction (as defined below), which has been published on 17 May 2002, is included.

If you are in any doubt as to any aspect in this announcement or to the action you should take, you should consult your stockbroker, bank manager, accountant, solicitor or other professional adviser.

The Board of Directors and Board of Commissioners of TELKOM collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts the omission of which would make this announcement false or misleading.



TELKOM

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

Domiciled in Bandung

Head Office:

Jl. Japati No. 1, Bandung 40133, Indonesia

Telephone : (62-22) 452 1510, Facsimile : (62-22) 440313

On 21 June 2002, the Extraordinary General Meeting of Shareholders of TELKOM will be held in respect of, among other things, the following proposed material transactions:

1. Sale by TELKOM of 12.72% of the issued and fully paid shares of PT Telekomunikasi Selular to Singapore Telecom Mobile Pte Ltd, a wholly-owned subsidiary of Singapore Telecommunications Limited (the "Telkomsel Transaction");
2. Acquisition by TELKOM of 100% of the issued and fully paid shares of PT Pramindo Ikat Nusantara owned by France Cables et Radio, PT Astratel Nusantara, Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk, Marubeni Corporation, International Finance Corporation and NMP Singapore Pte. Ltd (the "Pramindo Transaction"); and
3. Acquisition by TELKOM of 100% of the issued and fully paid shares of PT AriaWest International owned by PT Aria Infotek (formerly known as PT Artimas Kencana Murni), MediaOne International I BV, and The Asian Infrastructure Fund, and the guarantee by TELKOM of certain debt obligations of PT AriaWest International, subject to the restructuring of such debt obligations (the "AriaWest Transaction").

Closing; Payment of Purchase Price

The closing under the AriaWest Purchase Agreement is scheduled to occur three business days after the conditions to closing have been satisfied, or on such other date as may be agreed by the parties. At the closing:

- TELKOM will acquire all of the issued and outstanding shares of AriaWest;
- TELKOM will pay to each AriaWest Shareholder its pro-rata share of US$24.5 million as part of the purchase price for the AriaWest Shares;
- TELKOM will issue to each AriaWest Shareholder its pro-rata share of promissory notes with an aggregate principal amount of US$120 million in payment of the balance of the purchase price for the AriaWest Shares (the "Promissory Notes"). The Promissory Notes will be payable in 11 equal semi-annual installments beginning on the date falling six months after the closing date. Except to a limited extent with respect to US$10 million principal amount of Promissory Notes, the Promissory Notes will not be subject to restrictions on transfer and TELKOM will

(iii) the AriaWest Loan having been restructured on terms acceptable to TELKOM in its sole and absolute discretion and all breaches and defaults under the AriaWest Loan having been irrevocably waived and forever released by the lenders;
(iv) AriaWest having tax loss carryforwards available to it of not less than Rp.1.71 trillion;
(v) AriaWest's license to operate being in full force and effect;
(vi) Each of the officers, directors, commissioners and employees of AriaWest having resigned or been terminated by AriaWest, releases from liability having been obtained from such persons by AriaWest and all related expenses having been discharged in full;
(vii) no investigation of AriaWest by TELKOM or document delivered to TELKOM having revealed any fact or circumstance which in TELKOM's sole and absolute judgment reflects in a material adverse way on AriaWest;
(viii) the sale and purchase of all of the AriaWest Shares being consummated simultaneously at the closing;
(ix) AriaWest and the AriaWest Shareholders, on or prior to June 30, 2002, having paid in full all liabilities of AriaWest, the KSO III Unit, TELKOM and their respective affiliates to PriceWaterhouseCoopers in respect of the forensic audit of the KSO III Unit conducted by PriceWaterhouseCoopers;
(x) financial statements of AriaWest as of and for the year ended December 31, 2001 and unaudited financial statements of AriaWest as of and for the three months ended March 31, 2002 having been delivered to TELKOM and, subject to certain limited exceptions with respect to disputed items, being satisfactory to TELKOM in its sole and absolute discretion.
(xi) signing authority over bank accounts over which any employee of the KSO III Unit has or has had signing authority having been transferred to persons designated by TELKOM;
(xii) the KSO III Agreement having been amended on terms acceptable to TELKOM in its sole and absolute discretion;
(xiii) TELKOM having obtained appropriate confirmation from relevant Indonesian authorities to the effect that AriaWest is not subject to import duty or value-added tax in respect of certain transactions;
(xiv) the completion of the transfer to MediaOne of the AriaWest Shares to be sold by MediaOne and the registration for all purposes of such transfer, in each case free and clear of all encumbrances, and TELKOM having received documentary evidence of such transfer to its satisfaction in its sole and absolute discretion; and
(xv) AriaWest having received the necessary governmental consent to terminate the employment of its employees in the manner contemplated in the AriaWest Purchase Agreement.

Each AriaWest Shareholder's obligation to effect the closing will be subject to, among other things:

(i) the accuracy of the representations and warranties of TELKOM and the performance by TELKOM of its covenants and obligations under the AriaWest Purchase Agreement and the other transaction agreements;
(ii) the existing liens under the AriaWest Loan on the AriaWest Shares having been released; and
(iii) all breaches and defaults under the AriaWest loan shall have been irrevocably waived and forever released by the lenders on terms acceptable to each AriaWest Shareholder in its sole and absolute discretion.

Representations and Warranties

Each of the AriaWest Shareholders has, subject to certain exceptions, severally represented and warranted, and TELKOM has represented and warranted, among other things, that

(i) it is duly organized and validly existing and has all requisite power and authority to execute and deliver the AriaWest Purchase Agreement and the other transaction documents and to perform its obligations thereunder and that the AriaWest Purchase Agreement and the other transaction documents have been duly executed and delivered by it, constitute its binding obligations and are enforceable against it;
(ii) all Consents required by TELKOM or each AriaWest Shareholder, as the case may be, to consummate the transaction have been obtained or will be obtained by the time of the closing and the execution and delivery of the AriaWest Purchase Agreement will not (a) result in a violation or breach of, or constitute a default under, any agreement, license or obligation to which any AriaWest Shareholder or TELKOM, as the case may be, is a party or by which such party or its properties or assets is bound, (b) violate any binding order, writ, injunction, decree, statute, rule or regulation applicable to any AriaWest Shareholder or TELKOM, as the case may be, or its properties or assets;
(iii) except for the arbitration between TELKOM and AriaWest, there are no proceedings pending against, involving or affecting it which question or challenge the validity of any transaction document or action to be taken by it in connection with the transaction or which may result in the issuance of a judgment or order prohibiting or making illegal the transaction and, to its knowledge, there is no basis for any such proceeding. The AriaWest Shareholders have made a similar representation, qualified by their knowledge, with respect to the KSO III Unit;
(iv) except as disclosed, it is not party to any arrangement pursuant to which any person is entitled to a broker's, finder's or similar fee in connection with the transaction; and
(v) there are no undisclosed proceedings pending, or to its knowledge, threatened, against AriaWest and to its knowledge (x) there are no undisclosed proceedings against the KSO III Unit and (y) there is no basis for the commencement of any such proceeding.

Each AriaWest Shareholder has, subject to certain exceptions, further severally represented and